MEMX Members Exchange

May 24, 2024

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibit:

- Exhibit C – updated the list of the Directors of MEMX Holdings LLC

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C, update Exhibit F, and replace Exhibit J to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 5/24/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 525 Washington Blvd., Suite 300, Jersey City, NJ 07310

24010734

3. Provide the applicant's mailing address (if different): 382 NE 191st Street, Suite 92178, Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number: 833-415-6300 (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Jonathan Kellner (Name) Chief Executive Officer (Title) 551-370-1001 (Telephone Number)
6. Provide the name and address of counsel for the applicant: Anders Franzon, MEMX LLC, 382 NE 191st Street, Suite 92178, Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 5/24/24 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 24 day of May (Month), 2024 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/01/2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors of MEMX Holdings LLC

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	Director Name	Alternate Director Name
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

Citadel Securities Principal Investments LLC	Matt Culek	Donnie Phillips
Citicorp North America, Inc.	Michael Masone	Siris Singh
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Kevin Maslowe
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Christopher Berthe	Matthew Cramer
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O'Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

Chief People Officer	Kerry Katz	11/14/2022	

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Operating Officer	Thomas Fay	6/3/2019	4/3/2024

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith
(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Matt Culek
Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Inessa Even

Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Christopher Berthe
Derrick Chan

Jessica D'Alton
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy

Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of providing technology services to third parties.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

<u>MEMX Execution Services LLC</u>

1. *Name*: MEMX Execution Services LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-7</u> is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-8</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	

General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

The following persons are the officers of MEMX Digital Assets LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	3/10/2022	
Chief Financial Officer	Louise Curbishley	3/10/2022	
Secretary	Anders Franzon	3/10/2022	
Controller	Megan Sauerwine	3/10/2022	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

<u>MEMX Labs LLC</u>

1. *Name*: MEMX Labs LLC
   Address: 525 Washington Blvd, Suite 300, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by an affiliated entity and assigned to MEMX Labs LLC).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-11</u> is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-12</u> is the Limited Liability Company Agreement of MEMX Labs LLC dated June 1, 2023.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Labs LLC's sole member and manager is MEMX Holdings LLC.

<u>Officers of MEMX Labs LLC</u>

The following persons are the officers of MEMX Labs LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	6/1/2023	
Chief Financial Officer	Louise Curbishley	6/1/2023	
Secretary	Anders Franzon	6/1/2023	
Controller	Megan Sauerwine	6/1/2023	

MX2 LLC

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

1. *Name*: MX2 LLC
Address: 525 Washington Blvd, Suite 300, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MX2 LLC is an entity formed for the purpose of operating a national securities exchange registered with the Commission. MX2 LLC has not yet sought or obtained Commission approval to operate in such manner.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MX2 LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-14 is the Limited Liability Company Agreement of MX2 LLC dated June 1, 2023.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MX2 LLC's sole member and manager is MEMX Holdings LLC.

Directors of MX2 LLC

Officers of MX2 LLC

The following persons are the officers of MX2 LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	6/1/23	
Chief Financial Officer	Louise Curbishley	6/1/23	
Chief Information Officer	Dominick Paniscotti	4/4/24	
Chief Operating Officer	Quito Zuba	4/4/24	

MEMX LLC
Date of Filing/Accurate as of: May 24, 2024

Chief Regulatory Officer	Scott Palmer	6/1/23	
Chief Technology Officer	Dominick Paniscotti	6/1/23	
Chief People Officer	Kerry Katz	6/1/23	
General Counsel and Secretary	Anders Franzon	6/1/23	
Chief Information Security Officer	Jamie Voto	6/1/23	

The following persons have served as officers of MX2 LLC during the previous year but no longer serve as officers of MX2 LLC:

Title	Name	Commencement Date	Termination Date
Chief Operating Officer	Thomas Fay	6/1/23	4/3/2024